UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 December 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani# , P J Bacchus †,
T P Goodlace, J E McGill^, S P Reid^, P G Sibiya, Y G H Suleman
^Australian, † British, # Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile   +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A   R E L E A S E

GOLD FIELDS ANNOUNCES 2030 ESG TARGETS

Johannesburg, 1 December 2021: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) today published a comprehensive set of 2030 targets for its most material environmental, social and governance
(ESG) priorities.

The targets include a commitment to reduce its Scope 1 and 2 carbon emissions by 30% on a net basis and by 50% on an absolute basis by
2030. As a signatory to the Paris Agreement on climate change, Gold
Fields is committed to Net Zero carbon by 2050.

The Company is also setting ambitious new goals for its water and environmental stewardship, the management of its tailing facilities and to creating value for its stakeholders, particularly host communities.
For its employees, Gold Fields is seeking to further improve safety, health and wellbeing, and to achieve greater inclusion and diversity, by targeting a 30% female workforce by 2030.

“Gold Fields has already made significant progress in many ESG priority areas, and we now have to build on this to meet our commitments to stakeholders and the environment,’’ says Gold Fields
CEO Chris Griffith.

Gold Fields has therefore embedded ESG as one of the three pillars in its strategy. The three pillars are:
•   Maximise potential from current assets through people and
innovation
•   Build on our leading commitment to ESG
•   Grow the value and quality of our portfolio of assets

Furthermore, Gold Fields has developed new Purpose and Vision statements that reflect the strengthened commitment to ESG. The new
Vision, which replaces the previous commitment to leadership in sustainable gold mining, is:
•   To be the preferred gold mining company delivering
sustainable, superior value.

The Purpose Statement is:
•   Creating enduring value beyond mining.

Gold Fields’ new ESG Charter is built on the substantive work that the company has carried out since
2016, including:
-     Investing US$400m in energy projects, largely funded through power purchasing agreements
(PPAs), already ensuring that two of our Australian mines are partially powered by renewable energies.
-     Commencing the construction of a R715m solar power plant at South Deep that will provide the mine with about a quarter of its power requirements and save it over R120m a year in electricity costs. The capacity of the plant has been increased from 40MW to 50MW.
-     Raising the percentage of women in the workforce from 15% in 2016 to 21% at present.
-      Ensuring that a significant amount of the value Gold Fields creates remains with its communities through a focus on host community employment and procurement.
-     Limiting our impact on the environment by curtailing serious environmental incidents, recycling over 70% of the water our operations use in their processes and limiting freshwater usage by our mines.

Our ESG priorities, their respective 2030 targets and last year’s performance against these indicators are as follows:
Priority
2030 Targets
2020 Performance
1. Decarbonisation
•   50% absolute and 30% net emission
reductions from a 2016 baseline (Scope 1+2)
•   Net zero emissions by 2050
•   10% (absolute);
5% (net)
2. Tailings management
•   Compliance with the Global Industry Standard
on Tailings Management (GISTM)
•   Reduce the number of active upstream raised
TSFs to 3
•   Commenced
implementation
•   5
3. Water stewardship
•   80% water recycled/reused
•   45% reduction in freshwater use from a 2018
baseline
•   71%
•   31%
4. Safety, health,
wellbeing and the
environment
•   Zero fatalities
•   Zero serious injuries
•   Zero serious environmental incidents
•   1
•   6
•   0
5. Gender diversity
•   30% women representation
•   21%
6. Stakeholder value
creation
•   30% of total value created benefits host
communities
•   6 flagship projects benefiting host
communities
•   28%
•   2

Gold Fields will report progress against these targets as part of its annual results reporting each year.

“In finalising these targets we ensured that they were informed by detailed programmes, strategies and budgets. These targets are ambitious, but we realise that without this commitment to creating enduring value beyond mining and positively impacting our local stakeholders we cannot guarantee the long-term sustainability of our assets where we operate,” says Griffith.

The investment in decarbonising Gold Fields will total about US$1.2bn until 2030, of which about a quarter will be financed by the company, with the remainder being funded through PPAs. All projects are expected to be NPV positive.

The capital investment required to ensure even safer tailings storage facilities (TSFs) at our operations and reduce the number of upstream facilities to three is estimated at US$325m. A further US$25m is required to achieve compliance of our TSFs with the GISTM.

Sound corporate governance and a commitment to transparency underpin Gold Fields’ work on ESG priorities. For the past ten years Gold Fields has been ranked among the top five mining companies on the Dow Jones Sustainability Index. It reports against the leading global reporting and sustainability frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards
Board and the Taskforce on Climate-related Financial Disclosures (TCFD).

A presentation on the targets is available on the Gold Fields website at www.goldfields.com.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields
Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our
Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-
equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock
Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 1 December 2021
By: /s/ C I Griffith
Name: CI Griffith
Title: Chief Executive Officer